Mail Stop 6010

January 18, 2008

Daniel J. O'Connor
Senior Vice President, General Counsel
ImClone Systems Incorporated
180 Varick Street
New York, New York 10014

   Re: ImClone Systems Incorporated
     Annual Report on Form 10-K/A
     Filed April 30, 2007
     File No. 001-19612

Dear Mr. O'Connor:

   We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by February 1, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your responses to prior comments 1 through 7 and 9 through 11. Please confirm that you will include disclosure in your future filings, as applicable, that reflects the substance of those responses.

   If you have any questions, please contact me at (202) 551-3635.

         Sincerely,

         Tim Buchmiller
         Senior Attorney